UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

March 31, 2014

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note

The changes made to the attached Code of Business Conduct and Ethics reflect conforming updates and restrictions on external board memberships by the registrant’s officers and employees.

Incorporation by Reference

This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registrant’s annual report on Form 40-F (File No. 001-32482).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

March 31, 2014	By: /s/ Curt Bernardi
	Name:	Curt Bernardi
	Title:	Senior Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

99.1	Code of Business Conduct and Ethics